Oncolytics Biotech® Announces Voting Results from the Annual General Meeting of Shareholders

SAN DIEGO, CA and CALGARY, AB, May 10, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), today announced the voting results from its Annual General Meeting (AGM) of Shareholders held on Tuesday, May 9, 2023. A total of 44% of the issued and outstanding common shares of the Corporation were represented either in person or by proxy at the meeting.

On a vote by ballot, the seven nominees proposed by the Corporation were elected as Directors of Oncolytics to serve until the Corporation's next Annual Meeting of Shareholders or until their successors are elected or appointed, with shares represented at the meeting voting in favor of individual nominees as follows:

Director	For	%	Withheld	%
Deborah M. Brown	10,265,687	83.38%	2,046,110	16.62%
Matthew C. Coffey	10,008,013	81.29%	2,303,784	18.71%
Angela Holtham	10,190,984	82.77%	2,120,813	17.23%
James T. Parsons	10,844,817	88.08%	1,466,980	11.92%
Wayne Pisano	9,752,150	79.21%	2,559,647	20.79%
Jonathan Rigby	10,820,863	87.89%	1,490,934	12.11%
Bernd R. Seizinger	10,600,702	86.10%	1,711,095	13.90%

In addition to the election of all nominees listed as directors in the management information circular, dated March 20, 2023, Oncolytics shareholders approved all other resolutions placed before the meeting. These included fixing the number of directors of the Corporation for the ensuing year at seven, appointing the auditors for the Corporation for the ensuing year, approving the issuance of common shares pursuant to unallocated stock options under its stock option plan, approving the issuance of common share pursuant to unallocated share awards under its share award plan, and amendments to each of the stock option plan and share award plan to increase the number of shares reserved for issuance under the plans from 10% to 14% of the number of issued and outstanding common shares.

For more details on the matters covered at the annual meeting, please refer to the Corporation's management information circular available on SEDAR at www.sedar.com. Final voting results on all matters voted on at the annual meeting will also be filed on SEDAR.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com